

December 19, 2014

Via E-mail
John G. Scanlon
Chief Financial Officer
Intersections Inc.
3901 Stonecroft Boulevard
Chantilly, Virginia 20151

> **Re:** **Intersections Inc.**
> **Form 10-K for the fiscal year ended December 31, 2013**
> **Filed March 17, 2014**
> **Form 10-Q for the quarterly period ended June 30, 2014**
> **Filed August 11, 2014**
> **Form 10-Q for the quarterly period ended September 30, 2014**
> **Filed November 12, 2014**
> **File No. 000-50580**

Dear Mr. Scanlon:

We have reviewed your letter dated November 21, 2014 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 31, 2014.

John G. Scanlon
Intersections Inc.
December 19, 2014
Page 2

Form 10-Q for the quarterly period ended September 30, 2014

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill, Identifiable Intangibles and Other Long Lived Assets, page 33

1.   You indicated in your second quarter Form 10-Q that you did not have an impairment charge related to your goodwill and that the estimated fair value of the CPS reporting unit that had the goodwill exceeded the carrying value by approximately 41%. However, your third quarter Form 10-Q does not include this percentage. Please consider providing quantitative and qualitative information when the information is reasonably available. Alternatively, please disclose whether the goodwill was at risk of failing step one and whether the fair value of the CPS reporting unit was substantially in excess of its carrying value. If the goodwill was at risk of failing step one and you determined that disclosure was unnecessary, you should disclose your supporting rationale. We refer you to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

You may contact Amanda Kim, Staff Accountant at (202) 551-3241 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

                                          Sincerely,

                                          /s/ Stephen Krikorian

                                          Stephen Krikorian
                                          Accounting Branch Chief